FOR IMMEDIATE RELEASE
                                                                    May 25, 2007
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500

  Advantest Adopts Stock Option Plan (in the Form of Stock Acquisition Rights)

Tokyo - May 25, 2007 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today, pursuant to Articles 236, 238 and 239 of the Company Law of Japan to submit to its shareholders, a proposal to authorize the issuance of stock acquisition rights described hereunder in connection with stock option grants. The proposal will be made at its 65th ordinary general meeting of shareholders (the "Shareholders' Meeting") to be held on June 27, 2007.

1. Reason for the issuance of the stock acquisition rights on especially favorable terms

         The Company will issue stock acquisition rights as stock options on especially favorable terms to executive officers and employees of the Company and to directors and employees of its domestic and foreign subsidiaries for the purpose of enhancing motivation and morale in order to improve their performance. In this manner, the Company aims to promote a management style conscious of enhancing shareholder value and to attract and retain outstanding personnel.

2.       Details of the stock acquisition rights

(1)      Persons to whom the stock acquisition rights will be allocated

         Executive officers and employees of the Company and directors (excluding outside directors) and employees of its domestic and foreign subsidiaries.

(2) Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights

         Not exceeding 700,000 shares of common stock of the Company.

         The number of shares to be issued or delivered upon exercise of each stock acquisition right shall be 100 shares, provided, that if the subscription price per share has been adjusted in accordance with sub-paragraph (5) below, the number of such shares shall be adjusted according to the following formula. This adjustment shall be made only with respect to stock acquisition rights that have not yet been exercised as of the time of adjustment. Any fractional share that arises as a result of an adjustment will be rounded down to the nearest whole number of shares.

         Number of shares to be issued or          Total subscription price
          delivered upon exercise of each   =   ------------------------------
             stock acquisition right            Subscription price per share

         When the number of shares to be issued or delivered upon exercise of each stock acquisition right has been adjusted, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights shall be adjusted to the number obtained by multiplying (i) the number of shares to be issued or delivered upon exercise of each stock acquisition right after adjustment by (ii) the number of the stock acquisition rights that have not yet been exercised as of such adjustment, then adding the number of shares that have been issued or delivered upon exercise of the stock acquisition rights. After the adjustment, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights may exceed 700,000 shares.

(3)      Total number of the stock acquisition rights to be issued

         Not exceeding 7,000.

(4)      Payment to be made as consideration for the stock acquisition rights

         No payment is required.

(5) Subscription price to be paid upon exercise of each stock acquisition right

         The subscription price to be paid upon exercise of each stock acquisition right shall be determined by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued or delivered upon exercise of each stock acquisition right as specified in sub-paragraph (2) above (initially, 100 shares).

         The subscription price per share shall be 1.05 times the average closing price, rounded up to the nearest yen, of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month preceding to the month in which any stock acquisition rights are allocated (excluding any such day on which there was no trade); provided, however, that if such amount is less than the closing price of the common stock of the Company on such day of allocation (or, if there was no trade on such day of allocation, the closing price on the immediately preceding day on which there was any trade), the subscription price per share shall be equal to the closing price on such day of allocation. The Company may determine the subscription price per share to be the same as that for the first stock acquisition rights issued based upon this Shareholders' Meeting (if the subscription price per share for the first stock acquisition right is adjusted by the method described below, such adjusted subscription price per share) for any subsequent stock acquisition rights issued.

         If, subsequent to the issuance of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price (subject to certain other exceptions including the issuance or delivery of shares upon exercise of the stock acquisition rights), the subscription price per share shall be adjusted according to the formula set forth below, rounded up to the nearest yen. Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of merger or split of the Company, stock-for-stock exchange or certain other events. The Company may determine the subscription price per share for each stock acquisition right issued pursuant to the resolution of this Shareholders' Meeting after such adjustment to be the same as the adjusted subscription price per share.

         (a) Formula for adjustment in the case of share split or consolidation

                                                                                 1
         Subscription price per  =  Subscription price per    x   ------------------------------
         share after adjustment     share before adjustment       Ratio of split / consolidation

         (b) Formula for adjustment in the case of issuance of new shares or disposition of treasury stock below market price

                                                             Number of new      Subscription
                                            Outstanding      shares to be   x  price per share
         Subscription     Subscription       number of   +      issued          to be issued
          price per    =   price per     x     shares        ---------------------------------
         share after      share before                            Market price per share
         adjustment        adjustment       --------------------------------------------------
                                            Outstanding number of   +   Number of new shares
                                                   shares                  to be issued

         In the above formula, "outstanding number of shares" shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock. In the case of disposition of treasury stock, "number of new shares to be issued" in the above formula shall be read as "number of treasury shares to be disposed of".

(6)      Exercise period of the stock acquisition rights

         Between April 1, 2008 and March 31, 2012 (4 years).

(7)      Conditions for exercise of the stock acquisition rights

         (a) A person to whom the stock acquisition rights have been allocated must be a director, corporate auditor, executive officer or employee of the Company or its domestic or foreign subsidiary at the time of exercise, except where there are any reasons the Company deems justifiable.

         (b)   The stock acquisition rights may not be inherited.

         (c)   No stock acquisition right may be exercised in part.

         (d) Other terms and conditions will be determined at a meeting of the Board of Directors to be held subsequent to the Shareholders' Meeting.

(8)      The Company's acquisition of the stock acquisition rights

         The Company shall automatically acquire the stock acquisition rights, for no consideration, if:

         (a) the general meeting of shareholders resolves to approve (if approval by the shareholders' meeting is not required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;

         (b) a person to whom the stock acquisition rights have been allocated does not hold the position of a director, corporate auditor, executive officer, employee or any other similar position of the Company or its domestic and foreign subsidiaries, except where there are any reasons the Company deemed justifiable;

         (c) a person to whom the stock acquisition rights have been allocated dies;

         (d) a person to whom the stock acquisition rights have been allocated waives all or part of his/her stock acquisition rights to the Company in a written form designated by the Company;

         (e) a person to whom the stock acquisition rights have been allocated becomes a director, corporate auditor, executive officer or employee of a company that competes with the Company, except where such change of position has been approved by the Company;

         (f) a person to whom the stock acquisition rights have been allocated is in violation of laws or regulations, internal rules or other regulations of the Company, except where there are any reasons the Company deems justifiable; and

         (g) other events as determined by a resolution at the meeting of the Board of Directors to be held subsequent to the Shareholders' Meeting.

(9) Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights

         (a) The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights shall be the amount equal to one-half of the maximum limit of capital increase, as calculated in accordance with Article 40, Paragraph 1 of the Company Accounting Regulation (kaisha keisan kisoku), and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

         (b) The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights shall be the amount obtained by subtracting the capital to be increased, as provided in sub-paragraph (a) above, from the maximum limit of capital increase, as also provided in sub-paragraph (a) above.

(10)     Restriction on the transfer of the stock acquisition rights

         Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors. Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(11) Other details in respect to the stock acquisition rights will be determined by resolution at the meeting of the Board of Directors to be held subsequent to the Shareholders' Meeting.


(Notes)  1.    The above terms are subject to the approval of the proposal titled "Issuance of stock acquisition rights as stock options" at the Shareholders' Meeting.

         2. At the 64th ordinary general meeting of shareholders held on June 27, 2006, a resolution pertaining to the maximum amount of annual compensation with respect to the issuance of stock acquisition rights as stock options to be granted to directors and corporate auditors of the Company, was adopted. Accordingly, stock options may only be granted to directors and corporate auditors pursuant to the resolution of the Board of Directors within the scope of the aforementioned shareholder resolution, and thereby is not proposed at the Shareholders' Meeting. Stock options to be granted this year to directors and corporate auditors will be disclosed as soon as it is resolved at a meeting of the Board of Directors.